

Mail Stop 7010

January 15, 2009

Via U.S. mail and facsimile

Ms. Cynthia L. Sobe
VP – CFO, Treasurer, and Secretary
AMH Holdings, LLC
3773 State Road
Cuyahoga Falls, Ohio 44223

      RE: AMH Holdings, LLC and Associated Materials, LLC
              Form 10-K for the fiscal year ended December 29, 2007
              Form 10-Q for the period ended September 27, 2008
                File Nos. 333-115543 and 0-24956

Dear Ms. Sobe:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief